Exhibit 4.6

Management’s Discussion and Analysis

for the quarter ended December 25, 2010

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec’s financial performance during its first fiscal quarter ended December 25, 2010. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended December 25, 2010 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 25, 2010, included in the Company’s Financial Report. All references to quarterly or Company information relate to Tembec’s fiscal quarters. EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-GAAP (Generally Accepted Accounting Principles) financial measures. As they have no standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. Non-GAAP financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in the MD&A is as at January 27, 2011, the date of filing in conjunction with the Company’s press release announcing its results for the first fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

CONSOLIDATED RESULTS

	Quarterly Results ($ millions)
	Fiscal 2010				Fiscal 2011
	Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Sales	412	476	545	444	422	—	—	—
Freight and other deductions	49	56	70	59	57	—	—	—
Lumber export duties / taxes	2	3	3	2	3	—	—	—
Cost of sales	339	366	394	327	329	—	—	—
SG&A	18	18	17	20	18	—	—	—
Share-based compensation	—	1	1	—	4	—	—	—

EBITDA	4	32	60	36	11	—	—	—
Depreciation & amortization	15	15	14	12	12	—	—	—
Other items	(1)	15	(10)	9	3	—	—	—

Operating earnings (loss)	(10)	2	56	15	(4)	—	—	—

Interest, foreign exchange & other	13	13	15	10	13	—	—	—
Exchange loss (gain) on long-term debt	(16)	(11)	1	(1)	(6)	—	—	—

Pre-tax earnings (loss)	(7)	—	40	6	(11)	—	—	—
Income tax expense (recovery)	1	—	(20)	4	1	—	—	—
Non-controlling interest	1	—	1	—	—	—	—	—

Net earnings (loss)	(9)	—	59	2	(12)	—	—	—

CONSOLIDATED RESULTS

On May 7, 2010, the Company announced that its European subsidiary, Tembec SAS, had completed the sale of two kraft pulp mills located in Tarascon and Saint-Gaudens, France. The purchaser paid the equivalent of $86 million in cash including preliminary working capital adjustments and assumed $41 million of debt, for total consideration of $127 million. As a result of the sale, the Company recorded a pre-tax gain of $12 million in the June 2010 financial results.

On September 2, 2010, the Company announced the permanent closure of its Pine Falls, Manitoba newsprint mill. As a result, a charge of $7 million was recorded in the September 2010 financial results.

BUSINESS SEGMENTS

During the December 2010 quarter, the Company reorganized its internal reporting structure, which impacted the operating segment disclosure included in the current period financial statements. Prior to the changes, the Company had reported its financial results based on five reportable segments: Forest Products, Pulp, Paper, Chemicals, and Corporate. The Pulp segment included six pulp mills. Subsequent to the organizational changes, the Pulp segment has been divided into two segments: Dissolving and Chemical Pulp and High-Yield Pulp. Each segment includes three pulp mills. As well, the Chemicals segment is now part of the Dissolving and Chemical Pulp segment. A significant portion of Chemicals sales are related to by-products generated by the two dissolving pulp mills. The Forest Products, Paper and Corporate segments were unaffected by the organizational changes. Comparative prior period segment information has been restated to conform with the new segment presentation.

The following summarizes the annual operating levels of each facility for the two new reporting segments:

Dissolving and Chemical Pulp	Tonnes
Softwood kraft - Skookumchuck, BC	270,000

Dissolving and specialty cellulose - Temiscaming, QC	160,000
Dissolving and specialty cellulose - Tartas, France	150,000

310,000

High-Yield Pulp
Hardwood high-yield - Temiscaming, QC	315,000
Hardwood high-yield - Matane, QC	250,000
Hardwood high-yield - Chetwynd, BC	240,000

805,000

DECEMBER 2010 QUARTER VS SEPTEMBER 2010 QUARTER

CONSOLIDATED SUMMARY

SALES

$ millions	September 2010	December 2010	Total Variance	Price Variance	Volume & Mix Variance
Forest Products	113	113	—	1	(1)
Dissolving and Chemical Pulp	166	148	(18)	(3)	(15)
High-Yield Pulp	104	107	3	(16)	19
Paper	96	87	(9)	(1)	(8)
Corporate	1	1	—	—	—

	480	456	(24)	(19)	(5)
Less: Intersegment Sales	(36)	(34)	2

Sales	444	422	(22)

Sales decreased by $22 million as compared to the prior quarter. Currency had a negative effect on pricing as the Canadian dollar averaged US $0.986, a 2.5% increase from US $0.962 in the prior quarter. Forest Products segment sales were relatively unchanged. Dissolving and Chemical Pulp segment sales declined by $18 million due primarily to lower shipments. High-Yield Pulp segment sales increased by $3 million, with higher shipments offsetting lower prices. Paper segment sales declined by $9 million primarily due to lower shipments.

EBITDA

$ millions	September 2010	December 2010	Total Variance	Price Variance	Cost & Volume Variance
Forest Products	(5)	(11)	(6)	1	(7)
Dissolving and Chemical Pulp	30	19	(11)	(3)	(8)
High-Yield Pulp	13	7	(6)	(16)	10
Paper	4	4	—	(1)	1
Corporate	(6)	(8)	(2)	—	(2)

	36	11	(25)	(19)	(6)

EBITDA declined by $25 million as compared to the prior quarter. The Forest Products segment EBITDA declined by $6 million as the segment experienced higher costs. Dissolving and Chemical Pulp segment EBITDA declined by $11 million due to higher costs and lower prices. High-Yield Pulp segment EBITDA declined by $6 million with lower costs partially offsetting a decline in selling prices. The paper segment EBITDA was unchanged. Corporate expenses for the current quarter include a charge of $4 million relating to share-based compensation. There was no share-based compensation expense recorded in the prior quarter.

DECEMBER 2010 QUARTER VS SEPTEMBER 2010 QUARTER

OPERATING EARNINGS (LOSS)

$ millions	September 2010	December 2010	Total Variance	EBITDA Variance	Depreciation & Amortization Variance	Other Items Variance
Forest Products	(9)	(15)	(6)	(6)	—	—
Dissolving and Chemical Pulp	24	14	(10)	(11)	1	—
High-Yield Pulp	11	5	(6)	(6)	—	—
Paper	(3)	3	6	—	(1)	7
Corporate	(8)	(11)	(3)	(2)	—	(1)

	15	(4)	(19)	(25)	—	6

The Company generated an operating loss of $4 million compared to operating earnings of $15 million in the prior quarter. The decrease was due to the previously noted decline in EBITDA. Other Items provided a partial offset as the prior quarter Paper segment results included a charge of $7 million related to the permanent closure of the Pine Falls, Manitoba newsprint mill.

DECEMBER 2010 QUARTER VS SEPTEMBER 2010 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	September 2010	December 2010	Variance
Financial ($ millions)
Sales (1)	113	113	—

EBITDA	(5)	(11)	(6)
Depreciation and amortization	4	4	—

Operating loss	(9)	(15)	(6)

Shipments
SPF lumber (mmbf)	209	218	9

Reference Prices
Western SPF KD #2 & better
(US $ per mbf)	222	267	45
KD #2 & better delivered G.L.
(US $ per mbf)	316	349	33
KD stud delivered G.L.
(US $ per mbf)	282	295	13

(1)	Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative EBITDA of $11 million on sales of $113 million. This compares to negative EBITDA of $5 million on sales of $113 million in the prior quarter. Demand for SPF lumber remained relatively weak with shipments equal to 54% of capacity, as compared to 52% in the prior quarter. US $ reference prices for random lumber increased by approximately US $39 per mbf on average while stud lumber increased by US $13 per mbf. Currency partially offset the US $ price increase as the Canadian dollar averaged US $0.986, a 2.5% increase from US $0.962 in the prior quarter. As well, the product mix was not as favourable as in the prior quarter. The net price effect was an increase in EBITDA of $1 million or $5 per mbf. Mill level costs increased by $7 million. The prior quarter had benefited from favourable adjustments related to harvesting activities. The most recent quarter absorbed approximately $3 million of unfavourable operating variances. During the December quarter, the Company incurred $3 million of lumber export taxes, up from $2 million in the prior quarter. Lumber export taxes are payable based on the 2006 agreement between Canada and the United States. Applicable export tax rates may vary based upon selling prices. During the December quarter, the Company incurred a tax of 15% on both Western and Eastern lumber shipments.

The Forest Products segment generated an operating loss of $15 million as compared to an operating loss of $9 million in the prior quarter. The previously noted decline in EBITDA led to the increased operating loss.

DECEMBER 2010 QUARTER VS SEPTEMBER 2010 QUARTER

SEGMENT RESULTS – DISSOLVING AND CHEMICAL PULP

	September 2010	December 2010	Variance
Financial ($ millions)
Sales - Pulp (1)	143	125	(18)
Sales - Chemicals	23	23	—

	166	148	(18)
EBITDA	30	19	(11)
Depreciation and amortization	6	5	1

Operating earnings	24	14	(10)

Shipments
Dissolving and specialty pulp (000’s tonnes)	66	62	(4)
Chemical pulp (000’s tonnes)	58	49	(9)
Internal (000’s tonnes)	8	4	(4)

Total	132	115	(17)

Reference Prices
NBSK - delivered China (US $ per tonne)	840	830	(10)
NBSK - delivered U.S. (US $ per tonne)	1,000	967	(33)

(1)	Includes intersegment sales eliminated on consolidation

The Dissolving and Chemical Pulp segment generated EBITDA of $19 million on sales of $148 million for the quarter ended December 25, 2010 compared to EBITDA of $30 million on sales of $166 million in the prior quarter. Sales decreased by $18 million primarily as a result of lower shipments of chemical pulp. During the most recent quarter, shipments were equal to 79% of capacity, as compared to 89% in the prior quarter. During the December quarter, the Company incurred 11,700 tonnes of maintenance downtime. This was more than in the prior quarter, which included 5,900 tonnes of maintenance downtime. In the prior quarter, shipments of chemical pulp exceeded production by 5,100 tonnes, leading to unsustainably low levels of chemical pulp inventory. In the most recent quarter, production exceeded shipments by 6,500 tonnes and inventories increased by the same amount. US $ reference prices for chemical pulp decreased over the prior quarter. Currency was also unfavourable as the Canadian dollar averaged US $0.986, a 2.5% increase from US $0.962 in the prior quarter. The combined effect was a decrease of $57 per tonne, reducing EBITDA by $3 million. Dissolving and specialty pulp prices increased by $16 per tonne, increasing EBITDA by $1 million. Mill level costs at the Tartas, France dissolving pulp mill increased by $10 million as a result of the planned annual maintenance shutdown combined with reduced productivity associated with an equipment failure that occurred after the shutdown. The equipment was repaired in late December and the mill subsequently returned to normal production levels. Inventories were at 20 days of supply at the end of December 2010, as compared to 19 days at the end of September 2010.

The Dissolving and Chemical Pulp segment generated operating earnings of $14 million compared to operating earnings of $24 million in the prior quarter. The previously noted decrease in EBITDA accounted for the decline in operating earnings.

DECEMBER 2010 QUARTER VS SEPTEMBER 2010 QUARTER

SEGMENT RESULTS – HIGH-YIELD PULP

	September 2010	December 2010	Variance
Financial ($ millions)
Sales (1)	104	107	3

EBITDA	13	7	(6)
Depreciation and amortization	2	2	—

Operating earnings	11	5	(6)

Shipments
External (000’s tonnes)	141	168	27
Internal (000’s tonnes)	13	14	1

Total	154	182	28

Reference Prices
BEK - delivered China (US $ per tonne)	783	757	(26)

(1)	Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated EBITDA of $7 million on sales of $107 million for the quarter ended December 25, 2010 compared to EBITDA of $13 million on sales of $104 million in the prior quarter. Sales increased by $3 million as higher shipments more than offset lower selling prices. During the most recent quarter, shipments were equal to 90% of capacity, as compared to 77% in the prior quarter. On June 30, 2010, a fire occurred at the Chetwynd, BC high-yield pulp mill. The fire and related damages were primarily concentrated in the log storage and chip pile area. The mill was out of service for a period of approximately two weeks and subsequently resumed production at a reduced rate. It returned to full production on September 22, 2010. The total amount of lost production during the September quarter was approximately 17,400 tonnes. A further 5,300 tonnes of maintenance downtime was taken at the other two high-yield pulp mills in the prior quarter. During the December quarter, the Company incurred only 1,200 tonnes of maintenance downtime. US $ reference prices decreased over the prior quarter. Currency was also unfavourable as the Canadian dollar averaged US $0.986, a 2.5% increase from US $0.962 in the prior quarter. The combined effect was a decrease of $82 per tonne, reducing EBITDA by $15 million. Cost of sales declined by $9 million. The insurance deductible of $5 million on the Chetwynd fire had increased costs by that amount in the prior quarter. The previously noted increased productivity generated the balance of the cost improvement. Inventories were at 27 days of supply at the end of December 2010, as compared to 26 days at the end of September 2010.

The High-Yield Pulp segment generated operating earnings of $5 million compared to operating earnings of $11 million in the prior quarter. The previously noted decrease in EBITDA accounted for a significant portion of the decline in operating earnings.

DECEMBER 2010 QUARTER VS SEPTEMBER 2010 QUARTER

SEGMENT RESULTS – PAPER

	September 2010	December 2010	Variance
Financial ($ millions)
Sales	96	87	(9)

EBITDA	4	4	—
Depreciation and amortization	—	1	(1)
Other items	7	—	7

Operating earnings (loss)	(3)	3	6

Shipments
Bleached Board (000’s tonnes)	46	41	(5)
Newsprint (000’s tonnes)	63	58	(5)

Total	109	99	(10)

Reference Prices
15 pt. Coated Bleached Board (US $ per short ton)	1,107	1,150	43
Newsprint - 48.8 gram East Coast (US $ per tonne)	635	640	5

The Paper segment generated EBITDA of $4 million on sales of $87 million. This compares to EBITDA of $4 million on sales of $96 million in the prior quarter. Lower shipments of bleached board and newsprint led to the decline in sales. The decline in bleached board shipments was not caused by a decline in demand as markets were strong and shipments equalled 92% of capacity. The shipment to capacity ratio of +100% experienced in the prior two quarters was due to inventory reductions and was not sustainable. During the most recent quarter, newsprint shipments were equal to 69% of capacity, as compared to 49% in the prior quarter. As a result of the continued weak demand for newsprint, the Company continued with production curtailments. The Company incurred 22,800 tonnes of market related downtime at the newsprint mill and 1,800 tonnes of maintenance downtime. In the prior quarter, the Company incurred 68,300 tonnes of market related downtime. This included 45,500 tonnes of market downtime at the Pine Falls, Manitoba newsprint mill. The facility was permanently closed at the end of September and is no longer counted as market downtime. The US $ reference price for coated bleached board was up by US $43 per short ton while the reference price for newsprint increased by US $5 per tonne. Currency more than offset the US $ price increases as the Canadian dollar averaged US $0.986, a 2.5% increase from US $0.962 in the prior quarter. The net effect was a reduction of $1 million in EBITDA. Cost of sales was relatively unchanged from the prior quarter.

The Paper segment generated operating earnings of $3 million, compared to an operating loss of $3 million in the prior quarter. The prior quarter operating results included a $7 million charge related to the permanent closure of the Pine Falls newsprint facility.

DECEMBER 2010 QUARTER VS SEPTEMBER 2010 QUARTER

SEGMENT RESULTS – CORPORATE

	September 2010	December 2010
Financial ($ millions)
General and administrative expenses	6	4
Share-based compensation	—	4
Other items	2	3

Operating expenses	8	11

The Company incurred $4 million of share-based compensation expense in the current quarter. The expense relates to two long-term incentive programs maintained by the Company. Senior executives participate in a “Performance Conditioned Restricted Share Unit” (PCRSU) plan. The PCRSUs have a defined vesting period and performance conditions that will ultimately determine the amount of PCRSUs that will vest and be paid to participating employees. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. Details regarding both of these plans can be found in note 11 of the 2010 annual audited financial statements and in the Management Information Circular. The period expense for these two plans consists of normal periodic accruals based on anticipated or normal vesting, but is also impacted by the change in the value of the Company’s share price, as the PCRSUs and DSUs have the same value as one common share. The increase in expense was driven primarily by the appreciation of the Company’s shares, which ended the quarter at $4.03 per share, up from $2.01 per share at the end of the prior quarter.

The Corporate segment’s “Other items” consist of $3 million of expenses relating to several permanently idled facilities. The costs include pension and healthcare benefits for past employees of the St. Francisville coated paper facility. They also include legal costs, site security and custodial costs pertaining to the closed Marathon, Ontario NBSK pulp mill. Also included are custodial, pension and benefit costs for the recently permanently closed Pine Falls, Manitoba newsprint operation. In the prior quarter, the costs for St. Francisville and Marathon had totalled $2 million. Operating expenses of $1 million relating to the Pine Falls facility were included in the Paper segment results as the mill’s status at the time was one of indefinite closure.

DECEMBER 2010 QUARTER VS SEPTEMBER 2010 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	September 2010	December 2010
Interest on long-term debt	7	8
Interest on short-term debt	1	—
Debt prepayment premium	6	—
Foreign exchange items	(4)	5

	10	13

There were no significant interest variances quarter over quarter. In August 2010, the Company repaid a US $300 million term loan and issued US $255 million of senior secured notes maturing in December 2018. The prepayment of the term loan resulted in a charge of $6 million. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar weakens versus the US dollar, as was the case during the prior quarter, gains are generated. If the Canadian dollar strengthens, as was the case in the current quarter, losses are generated.

TRANSLATION OF FOREIGN DEBT

During the December 2010 quarter, the Company recorded a gain of $5 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.975 to US $0.994. The Company recorded a gain of $1 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.384 to C $1.320.

During the September 2010 quarter, the Company recorded a gain of $3 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.965 to US $0.975. The Company recorded a loss of $2 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar increased from C $1.283 to C $1.384.

INCOME TAXES

During the December 2010 quarter, the Company recorded an income tax expense of $1 million on a loss before income taxes and non-controlling interests of $11 million. The income tax expense reflected a $4 million unfavourable variance versus an anticipated income tax recovery of $3 million based on the Company’s effective tax rate of 27.8% . The current quarter absorbed a $4 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that the future realization of these tax assets is “more likely than not” to occur.

During the September 2010 quarter, the Company recorded an income tax expense of $4 million on earnings before income taxes and non-controlling interests of $6 million. The income tax expense reflected a $2 million unfavourable variance versus an anticipated income tax expense of $2 million based on the Company’s effective tax rate of 29.8% . The prior quarter absorbed a $2 million unfavourable change in valuation allowance.

DECEMBER 2010 QUARTER VS SEPTEMBER 2010 QUARTER

NET EARNINGS (LOSS)

The Company generated a net loss of $12 million or $0.12 per share for the quarter ended December 25, 2010. This compares to net earnings of $2 million or $0.02 per share for the quarter ended September 25, 2010. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended September 25, 2010		Quarter ended December 25, 2010
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported - in accordance with GAAP	2	0.02	(12)	(0.12)
Specific items (after-tax):
Gain on translation of foreign debt	(1)	(0.01)	(5)	(0.05)
Costs for permanently idled facilities	1	0.01	2	0.02
Pine Falls closure charge	6	0.06	—	—
Debt prepayment premium	4	0.04	—	—

Net earnings (loss) excluding specific items - not in accordance with GAAP	12	0.12	(15)	(0.15)

DECEMBER 2010 QUARTER VS DECEMBER 2009 QUARTER

CONSOLIDATED SUMMARY

SALES

$ millions	December 2009	December 2010	Total Variance	Price Variance	Volume & Mix Variance
Forest Products	95	113	18	4	14
Dissolving and Chemical Pulp	211	148	(63)	11	(74)
High-Yield Pulp	62	107	45	2	43
Paper	79	87	8	3	5
Corporate	2	1	(1)	—	(1)

	449	456	7	20	(13)
Less: Intersegment Sales	(37)	(34)	3

Sales	412	422	10

Sales increased by $10 million as compared to the same quarter a year ago. Currency was unfavourable as the Canadian dollar averaged US $0.986, a 4.3% increase from US $0.945 in the prior year quarter. Forest Products segment sales increased by $18 million primarily as a result of higher shipments. Dissolving and Chemical Pulp segment sales declined by $63 million due to significantly lower shipments, partially offset by higher prices. High-Yield Pulp segment sales increased by $45 million due to higher shipments. Paper segment sales increased by $8 million due to higher prices and shipments.

EBITDA

$ millions	December 2009	December 2010	Total Variance	Price Variance	Cost & Volume Variance
Forest Products	(8)	(11)	(3)	4	(7)
Dissolving and Chemical Pulp	15	19	4	11	(7)
High-Yield Pulp	4	7	3	2	1
Paper	(2)	4	6	3	3
Corporate	(5)	(8)	(3)	—	(3)

	4	11	7	20	(13)

EBITDA improved by $7 million over the prior year quarter. Forest Products segment EBITDA declined by $3 million due to higher costs, partially offset by higher prices. Dissolving and Chemical Pulp segment EBITDA increased by $4 million due to higher prices, partially offset by higher costs. High-Yield Pulp segment EBITDA increased by $3 million primarily due to higher prices. Paper segment EBITDA increased by $6 million on a combination of higher prices and lower costs. Corporate expenses for the current quarter include a charge of $4 million relating to share-based compensation. There was no share-based compensation expense recorded in the prior year quarter.

DECEMBER 2010 QUARTER VS DECEMBER 2009 QUARTER

OPERATING EARNINGS (LOSS)

$ millions	December 2009	December 2010	Total Variance	EBITDA Variance	Depreciation & Amortization Variance	Other Items Variance
Forest Products	(11)	(15)	(4)	(3)	—	(1)
Dissolving and Chemical Pulp	8	14	6	4	2	—
High-Yield Pulp	1	5	4	3	1	—
Paper	(3)	3	6	6	—	—
Corporate	(5)	(11)	(6)	(3)	—	(3)

	(10)	(4)	6	7	3	(4)

The Company generated an operating loss of $4 million compared to an operating loss of $10 million in the same quarter a year ago. The previously noted improvement in EBITDA generated the improvement in operating results.

DECEMBER 2010 QUARTER VS DECEMBER 2009 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	December 2009	December 2010	Variance
Financial ($ millions)
Sales (1)	95	113	18

EBITDA	(8)	(11)	(3)
Depreciation and amortization	4	4	—
Other items	(1)	—	(1)

Operating loss	(11)	(15)	(4)

Shipments
SPF lumber (mmbf)	177	218	41

Reference Prices
Western SPF KD #2 & better
(US $ per mbf)	206	267	61
KD #2 & better delivered G.L.
(US $ per mbf)	294	349	55
KD stud delivered G.L.
(US $ per mbf)	283	295	12

(1)	Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative EBITDA of $11 million on sales of $113 million. This compares to negative EBITDA of $8 million on sales of $95 million in the comparable quarter of the prior year. Higher volumes and prices for SPF lumber caused the majority of the $18 million sales increase. Demand for SPF lumber remained relatively weak with shipments equal to 54% of capacity, as compared to 44% in the year ago quarter. US $ reference prices for random lumber increased by US $58 per mbf on average while the reference price for stud lumber was up US $12 per mbf. Currency partially offset the increase as the Canadian dollar averaged US $0.986, a 4.3% increase from US $0.945 in the prior year quarter. As a net result, the average selling price of SPF lumber increased by $18 per mbf, increasing EBITDA by $4 million. Cost of sales increased by $7 million. In the prior year quarter, the segment had benefited from a $5 million favourable adjustment to the carrying values of logs and lumber inventories. During the December 2010 quarter, the Company incurred $3 million of lumber export taxes, as compared to $2 million a year ago.

The Forest Products segment generated an operating loss of $15 million, as compared to an operating loss of $11 million in the prior year quarter. The comparable period of the prior year had included a gain of $1 million on the sale of land.

DECEMBER 2010 QUARTER VS DECEMBER 2009 QUARTER

SEGMENT RESULTS – DISSOLVING AND CHEMICAL PULP

	December 2009	December 2010	Variance
Financial ($ millions)
Sales - Pulp (1)	187	125	(62)
Sales - Chemicals	24	23	(1)

	211	148	(63)
EBITDA	15	19	4
Depreciation and amortization	7	5	2

Operating earnings	8	14	6

Shipments
Dissolving and specialty pulp (000’s tonnes)	65	62	(3)
Chemical pulp (000’s tonnes)	158	49	(109)
Internal (000’s tonnes)	9	4	(5)

Total	232	115	(117)

Reference Prices
NBSK - delivered China (US $ per tonne)	690	830	140
NBSK - delivered U.S. (US $ per tonne)	820	967	147

(1)	Includes intersegment sales eliminated on consolidation

The Dissolving and Chemical Pulp segment generated EBITDA of $19 million on sales of $148 million. This compares to EBITDA of $15 million on sales of $211 million in the year ago quarter. The $63 million decrease in sales was caused by significantly lower shipments of chemical pulp. In May 2010, the Company completed the sale of two kraft pulp mills and related operations located in Southern France. During the December 2009 quarter, these operations contributed $70 million to sales and EBITDA of $2 million. The two mills shipped 106,800 tonnes in the prior year quarter. During the most recent quarter, shipments were equal to 79% of capacity, as compared to 80% in the prior year quarter. During the December 2010 quarter, the Company incurred 11,700 tonnes of maintenance downtime, compared to 8,600 tonnes of maintenance downtime in the year ago quarter. While US $ reference prices were up significantly, the current quarter pricing was impacted by a stronger Canadian dollar which averaged US $0.986, a 4.3% increase from US $0.945 in the prior year quarter. The net price effect was an increase of $113 per tonne, increasing EBITDA by $13 million. Cost of sales increased by $9 million. Mill level costs at the Tartas, France dissolving pulp mill increased by $12 million as a result of the planned annual maintenance shutdown combined with reduced productivity associated with an equipment failure that occurred after the shutdown.

The Dissolving and Chemical Pulp segment generated operating earnings of $14 million compared to operating earnings of $8 million in the comparable quarter of the prior year. The previously noted increase in EBITDA accounted for the majority of the improvement in operating earnings. The balance results from a $2 million reduction in depreciation expense resulting from the sale of the two pulp mills located in Southern France.

DECEMBER 2010 QUARTER VS DECEMBER 2009 QUARTER

SEGMENT RESULTS – HIGH-YIELD PULP

	December	December
	2009	2010	Variance
Financial ($ millions)
Sales (1)	62	107	45

EBITDA	4	7	3
Depreciation and amortization	3	2	1

Operating earnings	1	5	4

Shipments
External (000’s tonnes)	95	168	73
Internal (000’s tonnes)	14	14	—

Total	109	182	73

Reference Prices
BEK- delivered China (US $ per tonne)	610	757	147

(1)	Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated EBITDA of $7 million on sales of $107 million. This compares to EBITDA of $4 million on sales of $62 million in the year ago quarter. The $45 million increase in sales was caused by significantly higher shipments. During the most recent quarter, shipments were equal to 90% of capacity, as compared to 54% in the prior year quarter. Pulp demand was up significantly from the year ago quarter. As a result, the Company incurred only 1,200 tonnes of maintenance downtime in the quarter. This compares to 55,600 tonnes of market related downtime and 5,000 tonnes of maintenance downtime in the comparable period a year ago. While US $ reference prices were up significantly, the current quarter pricing was impacted by a stronger Canadian dollar which averaged US $0.986, a 4.3% increase from US $0.945 in the prior year quarter. The net price effect was an increase of $11 per tonne, increasing EBITDA by $2 million. Cost of sales was relatively unchanged.

The High-Yield Pulp segment generated operating earnings of $5 million compared to operating earnings of $1 million in the comparable quarter of the prior year. The previously noted increase in EBITDA accounted for the majority of the improvement in operating earnings.

DECEMBER 2010 QUARTER VS DECEMBER 2009 QUARTER

SEGMENT RESULTS – PAPER

	December	December
	2009	2010	Variance
Financial ($ millions)
Sales	79	87	8

EBITDA	(2)	4	6
Depreciation and amortization	1	1	—

Operating earnings (loss)	(3)	3	6

Shipments
Bleached Board (000’s tonnes)	38	41	3
Newsprint (000’s tonnes)	55	58	3

Total	93	99	6

Reference Prices
15 pt. Coated Bleached Board (US $ per short ton)	1,020	1,150	130
Newsprint - 48.8 gram East Coast (US $ per tonne)	505	640	135

The Paper segment generated EBITDA of $4 million on sales of $87 million. This compares to negative EBITDA of $2 million on sales of $79 million in the same quarter a year ago. The $8 million increase in sales results from higher newsprint prices and higher shipments. Continued strong demand for bleached board resulted in shipments to capacity of 92% versus 84% in the prior year quarter. During the most recent quarter, newsprint shipments were equal to 69% of capacity, as compared to 43% in the prior year quarter. As a result of the very weak demand for newsprint, the Company continued with significant production curtailments. The Company incurred 22,800 tonnes of market related downtime at the newsprint mill in the most recent quarter and 1,800 tonnes of maintenance downtime. In the prior year period, the Company had incurred 22,800 tonnes of market downtime and 3,800 tonnes of maintenance related downtime. A further 45,500 tonnes of production were lost due to the indefinite closure of the Pine Falls, Manitoba newsprint mill. The facility was permanently closed in September 2010. The US $ reference price for coated bleached board increased by US $130 per short ton. The US $ reference price for newsprint increased by US $135 per tonne. Currency partially offset the increases as the Canadian dollar averaged US $0.986, a 4.3% increase from US $0.945 in the prior year quarter. The net price effect was an increase in EBITDA of $3 million. The balance of the improvement in EBITDA related to the closure of the Pine Falls newsprint mill. The facility had negative EBITDA of $4 million in the prior year quarter.

The Paper segment generated operating earnings of $3 million compared to an operating loss of $3 million a year ago. The previously noted increase in EBITDA generated the improved operating results.

DECEMBER 2010 QUARTER VS DECEMBER 2009 QUARTER

SEGMENT RESULTS – CORPORATE

	December	December
	2009	2010
Financial ($ millions)
General and administrative expenses	5	4
Share-based compensation	—	4
Other items	—	3

Operating expenses	5	11

The Company incurred $4 million of share-based compensation expense in the current quarter. The expense relates to two long-term incentive program maintained by the Company. Senior executives participate in a “Performance Conditioned Restricted Share Unit” (PCRSU) plan. The PCRSUs have a defined vesting period and performance conditions that will ultimately determine the amount of PCRSUs that will vest and be paid to participating employees. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. Details regarding both of these plans can be found in note 11 of the 2010 annual audited financial statements and in the Management Information Circular. The period expense for these two plans consists of normal periodic accruals based on anticipated or normal vesting, but is also impacted by the changes in the value of the Company’s share price, as the PCRSUs and DSUs have the same value as one common share. The increase in expense was driven primarily by the appreciation of the Company’s shares, which ended the quarter at $4.03 per share, up from $2.01 per share at the end of the September 2010 quarter.

The Corporate segment’s “Other items” consist of $3 million of expenses relating to several permanently idled facilities. The costs include pension and healthcare benefits for past employees of the St. Francisville coated paper facility. They also include legal costs, site security and custodial costs pertaining to the closed Marathon, Ontario NBSK pulp mill. Also included are custodial, pension and benefit costs for the recently permanently closed Pine Falls, Manitoba newsprint operation. In the prior year quarter, the costs for St. Francisville and Marathon had totalled nil. Operating expenses of $4 million relating to the Pine Falls facility were included in the Paper segment results as the mill’s status at the time was one of indefinite closure.

DECEMBER 2010 QUARTER VS DECEMBER 2009 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	December	December
	2009	2010
Interest on long-term debt	7	8
Interest on short-term debt	1	—
Foreign exchange items	5	5

	13	13

There were no significant interest variances. The major portion of the prior period interest on long-term debt related to a US $300 million term loan. This credit facility was repaid in August 2010. The Company issued US $255 million of senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case during the prior year quarter and the current quarter, losses are generated. If the Canadian dollar weakens, gains are generated.

TRANSLATION OF FOREIGN DEBT

During the December 2010 quarter, the Company recorded a gain of $5 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.975 to US $0.994. The Company recorded a gain of $1 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.384 to C $1.320.

During the December 2009 quarter, the Company recorded a gain of $13 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.916 to US $0.953. The Company recorded a gain of $3 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.602 to C $1.507.

INCOME TAXES

During the December 2010 quarter, the Company recorded an income tax expense of $1 million on a loss before income taxes and non-controlling interests of $11 million. The income tax expense reflected a $4 million unfavourable variance versus an anticipated income tax recovery of $3 million based on the Company’s effective tax rate of 27.8% . The current quarter absorbed a $4 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that the future realization of these assets is “more likely than not” to occur.

During the December 2009 quarter, the Company recorded an income tax expense of $1 million on a loss before income taxes and non-controlling interests of $7 million. This income tax expense reflected a $3 million unfavourable variance versus an anticipated income tax recovery of $2 million based on the Company’s effective tax rate of 29.8% . The non-recognition of period losses reduced the income tax recovery by $5 million.

DECEMBER 2010 QUARTER VS DECEMBER 2009 QUARTER

NET LOSS

The Company generated a net loss of $12 million or $0.12 per share for the quarter ended December 25, 2010 compared to a net loss of $9 million or $0.09 per share for the quarter ended December 26, 2009. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	December 26, 2009		December 25, 2010
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with GAAP	(9)	(0.09)	(12)	(0.12)
Specific items (after-tax):
Gain on translation of foreign debt	(13)	(0.13)	(5)	(0.05)
Costs for permanently idled facilities	—	—	2	0.02
Gain on sale of land	(1)	(0.01)	—	—

Net loss excluding specific items - not in accordance with GAAP	(23)	(0.23)	(15)	(0.15)

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)
	Mar 09	Jun 09	Sept 09	Dec 09	Mar 10	Jun 10	Sept 10	Dec 10
Sales	417	407	451	412	476	545	444	422
EBITDA	(63)	(42)	(9)	4	32	60	36	11
Operating earnings (loss)	(81)	(61)	(24)	(10)	2	56	15	(4)
Net earnings (loss)	(99)	(38)	(17)	(9)	—	59	2	(12)
Net earnings (loss) per share ($)	(0.99)	(0.38)	(0.17)	(0.09)	—	0.59	0.02	(0.12)

FINANCIAL POSITION

	Fiscal 2010				Fiscal 2011
	Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Net debt / total capitalization	42%	43%	27%	27%	28%	—	—	—
EBITDA / interest on indebtedness (times)	0.5	4.5	9.3	4.9	1.4	—	—	—

Cash flow from (used by) operations before working capital changes ($ millions)	(6)	8	44	12	(10)	—	—	—
Net fixed asset additions ($ millions)	(6)	(5)	(6)	(8)	(8)	—	—	—

Free cash flow (negative) ($ millions)	(12)	3	38	4	(18)	—	—	—

Cash Flow – Operations

Cash flow from operations before working capital changes in the first quarter of fiscal 2011 was negative $10 million, compared to negative $6 million from the same period a year ago as operating losses were generated in both periods. In the first quarter of fiscal 2011, non-cash working capital items generated $5 million as compared to $2 million used in the prior year. After allowing for net fixed asset additions of $8 million, free cash flow in the first quarter of fiscal 2011 was negative $18 million versus a negative amount of $12 million in the prior year.

Net Fixed Asset Additions

During the first quarter of fiscal 2011, net fixed asset additions totalled $8 million compared to $6 million in the prior year. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities.

On October 9, 2009, the Company was advised that it had qualified for $24 million of credits under the federal government’s Pulp and Paper Green Transformation Program. The credits can be used to finance capital projects that generate environmental benefits, including investments in energy efficiency or the production of renewable energy from forest biomass. To date, the Company has obtained approval for two projects that will utilize $20 million of the available credits. Other projects are currently under development and the Company anticipates that it will utilize the full $24 million within the program’s specified time limits.

FINANCIAL POSITION

Liquidity

At the end of December 2010, the Company had total cash (including cash held in trust) of $61 million plus unused operating lines of $78 million, for total liquidity of $139 million. At September 2010, the date of the last audited financial statements, the Company had net cash of $74 million and unused operating lines of $100 million.

The following table summarizes operating line availability and utilization:

Operating Lines
$ millions	September	December
	2010	2010
Borrowing base	212	190
Less: availability reserve	(76)	(75)

Net availability	136	115
Outstanding letters of credit	(35)	(34)
Amount drawn	(1)	(3)

Unused amount	100	78

As part of the financial recapitalization that occurred in February 2008, the Company negotiated a $205 million revolving working capital facility maturing in December 2011. The facility is subject to a permanent availability reserve of $25 million. This amount can be increased to $35 million if the Company’s trailing 12-month EBITDA falls below $80 million. The facility has a first priority charge over the receivables and inventories and a second priority charge over the remainder of the assets of the Company’s significant North American operations. As part of the long-term debt refinancing that occurred during the September 2010 quarter and which is discussed in the following section, the lenders of the revolving working capital facility sought and obtained an increase of US $50 million to the availability reserve. This facility matures in December 2011 and the Company is currently in the process of replacing it with a new multi-year revolving working capital line.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements.

Long-term debt

In August 2010, the Company completed a private offering of US $255 million of 11.25% senior secured notes maturing in December 2018. The notes were sold in a private offering to “qualified institutional buyers” as defined in Rule 144A under the U.S. Securities Act of 1933 and outside the U.S. in reliance on Regulation S under the Securities Act. The notes are senior secured obligations of the Company, secured by a first priority lien on the majority of the property and fixed assets of the Company. They are secured by a second priority lien on accounts receivable, inventories and certain intangibles. The net proceeds of the offering, together with cash on hand, were used to repay all outstanding indebtedness under the Company’s existing US $300 million term loan facility maturing in February 2012, including related fees, expenses and a 2% prepayment premium.

Credit Ratings

Pursuant to the previously noted issuance of the 2018 senior secured notes, Moody’s Investors Service (Moody’s) assigned a B3 rating to the new long-term debt and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) assigned a B- rating to the senior secured notes as well as the Company’s corporate credit rating. Both Moody’s and S&P have a “stable” outlook with respect to their ratings.

CAPITAL STOCK INFORMATION

As at December 25, 2010, issued and outstanding capital stock consisted of 100,000,000 common shares (100,000,000 as at September 25, 2010) and 11,093,943 warrants (11,093,943 as at September 25, 2010).

The warrants are convertible into an equal amount of common shares and expire on February 29, 2012. They will automatically convert into new common shares if the 20-day volume weighted average trading price of the common shares reaches or exceeds $12 or immediately prior to any transaction that would constitute a change of control.

A total of 158,265 stock options are also issued and outstanding (161,123 as at September 25, 2010). In the first quarter of fiscal 2011, 2,383 options expired and 475 options were forfeited.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

CONVERSION PROGRESS

In 2005, the Accounting Standards Board of Canada (AcSB) announced that accounting standards in Canada are to converge with International Financial Reporting Standards (IFRS). On February 13, 2008, the AcSB confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS, in full and without modification, for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, which in the case of the Company, represents interim and fiscal year-end periods beginning on or after September 25, 2011 (the “Changeover” date). In the Company’s reporting for those periods following the Changeover date, comparative data for equivalent periods in the previous fiscal year will be required, making September 26, 2010 the “Transition” date for the Company.

IFRS uses a conceptual framework similar to Canadian GAAP, but presents significant differences on certain recognition, measurement and disclosure principles. Further, the International Accounting Standards Board (IASB) will continue to issue new, or amend existing accounting standards during the conversion period, and as a result, the final impact on the Company’s consolidated financial statements of applying IFRS in full will only be entirely measurable once all applicable IFRS standards at the final Changeover date are known.

The Company’s transition to full implementation of IFRS consists of five phases:

•

Preliminary Study Phase – This phase involves performing a high-level assessment to identify key areas of accounting differences and their impact (high, medium or low priority) that may arise from the transition to IFRS.

•

Project Set-up Phase – This phase includes the identification of a project team and IFRS Steering Committee, the development of a detailed conversion plan, a change management plan, as well as other key conversion processes and tools.

•

Component Evaluations and Issues Resolution Phase – In this phase, the Company completes a detailed assessment of all accounting differences, including those identified in the preliminary study phase, and their impact on the Company. It involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and impacts on drafting of financial statements under IFRS. The analysis and decisions made during this phase are included in IFRS Accounting Policy Choice Memos challenged and approved by the IFRS Steering Committee and External Auditors, which are then submitted to the Audit Committee.

•

Conversion Phase – This phase includes execution of changes to information systems, business processes and accounting policies. It also involves the development of a communication and training program for the Company’s finance and other staff, as necessary.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

•

Embedding Phase – The project will culminate in the collection of financial information necessary to compile IFRS- compliant financial statements, embedding IFRS in business processes, eliminating unnecessary data collection processes and submitting IFRS financial statements to the Audit Committee for approval. Implementation also involves further training of staff as revised systems begin to take effect.

To ensure adequate management of this process, the Company has established a project team and an IFRS Steering Committee, both of which are comprised of finance and accounting senior management as well as representatives from various areas of the organization, as deemed appropriate. Progress reporting to the Audit Committee on the status of the IFRS implementation project has been instituted. The Company completed the Preliminary Study Phase in July 2008, the Project Set-up Phase in January 2009, the Component Evaluations and Issues Resolution Phase in September 2009 and the Conversion Phase in September 2010. The IFRS team is currently focusing on the Embedding Phase.

POTENTIAL IMPACT OF IMPLEMENTATION ON THE COMPANY

The comparisons of IFRS with Canadian GAAP, which are currently reflected in the Company’s accounting policies, have helped identify a number of areas of differences.

IFRS 1, First-Time Adoption of International Financial Reporting Standards, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of the date of the first comparative balance sheet presented based on standards effective September 2012. Transitional adjustments relating to those standards where comparative figures are not required to be restated will only be made as of the first day of the year of adoption.

Following a detailed analysis of the various accounting policy choices available under IFRS, the Company has selected the policies that it expects to apply in preparing IFRS financial statements.

The following are selected key areas of accounting differences where changes in accounting policies in conversion to IFRS may impact the Company’s consolidated financial statements. The list and comments should not be construed as a comprehensive list of changes that will result from transition to IFRS, but rather highlights those areas of accounting differences the Company currently believes to be most significant. Standard-setting bodies that promulgate Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements in future years. The areas of differences highlighted below are based on existing Canadian GAAP and IFRS effective at December 25, 2010. At this stage, the Company is not able to reliably quantify the full impact of these and other differences on the Company’s consolidated financial statements.

Fresh Start Accounting

IFRS does not provide specific guidance on the accounting by entities subject to a financial reorganization. Instead, usual requirements of IFRS apply. In particular, fresh start accounting is not permitted in such circumstances. In order to mitigate the impact of this accounting difference, IFRS 1 provides the choice of recording assets and liabilities based on a deemed cost, which can be an event driven valuation where some or all of the assets and liabilities were valued and recognized at fair value. The Company has selected this accounting policy choice and therefore, the difference between Canadian GAAP and IFRS regarding fresh start accounting is not expected to impact the accounting measurement of the assets and liabilities that were revalued on February 29, 2008.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Foreign Exchange Translation

IAS 21, The Effects of Changes in Foreign Exchange Rates, requires an operation to determine its functional currency in accordance with the standard and translate all foreign currency items into its functional currency. Upon consolidation, the Company translates all assets and liabilities of consolidated operations with a functional currency that is different than the presentation currency at the closing rate at the date of that balance sheet. Canadian GAAP, on the other hand, requires a company to classify each foreign operation as integrated or self-sustaining operations. The translation of the assets and liabilities of foreign operations to the Company’s presentation currency will impact the accounting measurement of the non-financial assets and liabilities of the Company’s foreign operations as well as the gain or loss resulting from the translations.

Provisions

IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires a provision to be recognized when: there is a present obligation as a result of a past transaction or event; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the obligation. “Probable” in this context means more likely than not. Under Canadian GAAP, the criterion for recognition in the financial statements is “likely”, which is a higher threshold than “probable”. Therefore, it is possible that there may be some provisions or contingent liabilities, which would meet the recognition criteria under IFRS that were not recognized under Canadian GAAP. Other differences between IFRS and Canadian GAAP exist in relation to the measurement of provisions, such as the methodology for determining the best estimate where there is a range of equally possible outcomes (IFRS uses the mid-point of the range, whereas Canadian GAAP uses the low-end of the range), and the requirement under IFRS for provisions to be discounted where material. At this point, management has not identified provisions or contingent liabilities that would meet the recognition criteria under IFRS that were not recognized under Canadian GAAP.

Actuarial Gains and Losses

IAS 19, Employee Benefits, permits an entity to recognize actuarial gains and losses in profit or loss, or alternatively immediately in other comprehensive income. Under Canadian GAAP, the Company recognized actuarial gains and losses in profit or loss using the corridor approach where an entity recognizes amortization of actuarial gains and losses in a period in which, as of the beginning of the period, the unamortized net actuarial gain or loss exceeded 10 percent of the greater of: (a) the accrued benefit obligation at the beginning of the year; and (b) the fair value, or market-related value, of the plan assets at the beginning of the year. The Company has selected a policy to recognize the actuarial gains and losses immediately in other comprehensive income which will result in significant differences in other long-term liabilities and operating income or loss.

The Company will continue to review all proposed and ongoing projects of the IASB and assess their impact on its conversion process.

Entity-specific Internal Control over Financial Reporting and Disclosure Controls and Procedures Disclosure

Management has made the appropriate changes to ensure the integrity of internal control over financial reporting (ICFR) and disclosure controls and procedures (DC&P). The changes address accounting policies required for first-time adoption as well as ongoing IFRS reporting.

At this point, management has not identified any significant changes to ICFR or DC&P. They will evaluate the effectiveness of any changes in the design during fiscal 2011 to prepare for certification under IFRS in 2012.

Entity-specific Financial Reporting Expertise Disclosure

The Company has identified the resource requirements to establish appropriate IFRS financial reporting expertise at all levels of the business. Training of finance and other staff has been completed.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The IFRS Conversion Project Manager meets with the Audit Committee quarterly and informs the Committee on specifics of the project as well as developments in IFRS. The Committee members follow the progress very closely and have been informed of the timeline for implementation, expected impacts of different accounting policies as well as costs of conversion.

Entity-specific Business Activities Disclosure

The Company is party to many contracts with suppliers and customers. Following a detailed review of all contracts, it is not expected that the conversion to IFRS will have a significant impact on any of these contracts. The Company has no significant contracts which include financial covenants.

As previously mentioned, IAS 21, The Effects of Changes in Foreign Exchange Rates, will have an impact on the translation of the Company’s foreign operations to the presentation currency. Under Canadian GAAP, certain foreign operations situated in Europe and the U.S. were considered to be fully integrated entities with the Canadian dollar as their functional currency. Under IFRS, the Company has determined that these foreign operations’ functional currency is the euro or the US dollar. The change in functional currency will have an impact on the consolidated balance sheet and statement of operations.

Entity-specific Information Technology and Data Systems Disclosure

The Company completed a detailed assessment of its IT systems and has determined that the current systems will be adequate for proper reporting under IFRS. The systems allow the Company to track and report on all financial information required under current Canadian GAAP (required from now until September 24, 2011), under IFRS (required as at September 25, 2011) and for the compilation of a comparative year of financial information beginning September 26, 2010.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended December 25, 2010, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

OUTLOOK

While a decline in the December 2010 quarterly results was anticipated, several unforeseen items negatively impacted financial performance. The relative strength of the Canadian dollar, which averaged nearly $0.99 versus the US dollar, reduced the EBITDA of all operating segments. In Forest Products, the higher prices for premium random lumber grades did not spill over into stud and lower quality grades. As well, lower seasonal productivity combined with timber quality issues at a few sawmills increased costs and led to unacceptable operating results. We anticipate better results in the coming quarters. As planned, the Dissolving and Chemical Pulp segment absorbed significant maintenance costs during the quarter. It was a tactical decision to take the downtime ahead of what promises to be the best dissolving pulp pricing environment in recent memory. We will see a significant improvement in this segment’s results in the March 2011 quarter. The decline in High-Yield Pulp results was anticipated as hardwood paper pulp markets are seeing more challenging conditions than those of softwood markets. We anticipate prices will move sideways in the coming quarters. The Paper segment results were in line with expectations. We anticipate gradual improvement in the segment’s results over the next few quarters. Finally, corporate expenses included a charge of $4 million for share-based compensation, as the value of the Company’s common shares doubled in the quarter. The share appreciation is consistent with the Company’s view that consolidated financial performance will improve significantly in the coming quarters.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2010				Fiscal 2011
		Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Shares outstanding - end of quarter (millions)		100	100	100	100	100	—	—	—
Book value per share ($)		3.04	3.04	3.62	3.65	3.53	—	—	—
Foreign exchange:
1 C $ = US $	- average	0.945	0.960	0.973	0.962	0.986	—	—	—
	- period end	0.953	0.974	0.965	0.975	0.994	—	—	—
1 euro = US $	- average	1.478	1.385	1.273	1.287	1.359	—	—	—
	- period end	1.435	1.342	1.239	1.349	1.312	—	—	—
1 euro = C $	- average	1.564	1.442	1.308	1.338	1.378	—	—	—
	- period end	1.507	1.377	1.283	1.384	1.320	—	—	—

DEFINITIONS – NON-GAAP FINANCIAL MEASURES

The following summarizes non-GAAP financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before interest, income taxes, depreciation and amortization. EBITDA does not have any standardized meaning according to GAAP. The Company defines EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other specific or non-recurring items. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable Canadian GAAP financial measure is operating earnings. The following table is a reconciliation of quarterly operating earnings to the Company’s definition of EBITDA:

	$ millions
	Fiscal 2010				Fiscal 2011
	Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Operating earnings (loss)	(10)	3	56	15	(4)	—	—	—
Depreciation and amortization	15	15	14	12	12	—	—	—
Other items	(1)	14	(10)	9	3	—	—	—

EBITDA	4	32	60	36	11	—	—	—

Free Cash Flow refers to cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net Debt refers to debt less cash, cash equivalents, and cash held in trust.

Total Capitalization refers to net debt plus future income taxes, other long-term liabilities and credits, and shareholders’ equity.

Net Debt to Total Capitalization is used by the Company to measure its financial leverage.

	$ millions
	Fiscal 2010				Fiscal 2011
	Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Long-term debt	364	359	333	271	263	—	—	—
Current portion of long-term debt	19	19	16	17	17	—	—	—
Operating bank loans	108	88	—	1	3	—	—	—
Less: total cash	(80)	(43)	(125)	(74)	(61)	—	—	—

Net debt	411	423	224	215	222	—	—	—
Other long-term liabilities and credits	255	248	232	209	209	—	—	—
Shareholders’ equity	304	304	363	365	353	—	—	—

Total capitalization	970	975	819	789	784	—	—	—

Net debt to total capitalization ratio	42%	43%	27%	27%	28%	—	—	—